Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Aeterna Zentaris Inc. (the Corporation)

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie Suite 2500

Montreal, QC

H3B 1R1

Item 2	Date of Material Change

December 9, 2015 and December 14, 2015.

Item 3	News Release

On December 9, 2015 and December 14, 2015, the Corporation issued news releases indicating the material change, which were disseminated in Canada on the Business Wire news service.

Item 4	Summary of Material Change

On December 8, 2015, the Corporation announced that it was commencing an underwritten public offering (the Offering) of common shares and warrants to purchase common shares.

On December 9, 2015, the Corporation announced that it had priced the Offering consisting of 3.0 million common shares and warrants to acquire 2.1 million common shares at a combined purchase price of US$5.55 for one common share together with a warrant to purchase 0.7 of a common share. In addition, the Corporation granted the underwriter a 45-day option to purchase up to an additional 330,000 common shares and/or warrants to purchase up to an additional 231,000 common shares, to cover over-allotments, if any. The warrants are exercisable immediately and expire five years following issuance at an exercise price of US$7.10 per share.

The Offering was completed on December 14, 2015. Prior to closing, the underwriter exercised its over-allotment option with respect to the warrants to acquire an additional 231,000 common shares, resulting in the issuance by the Corporation, at closing, of 3.0 million common shares and warrants to acquire an aggregate of 2,331,000 common shares, generating net proceeds of approximately US$15.0 million.

Item 5	Full Description of Material Change

On December 8, 2015, the Corporation announced that it was commencing the Offering of common shares and warrants to purchase common shares.

On December 9, 2015, the Corporation announced that it had priced the Offering consisting of 3.0 million common shares and warrants to acquire 2.1 million common shares at a combined purchase price of US$5.55 for one common share together with a warrant to purchase 0.7 of a common share. In addition, the Corporation granted the underwriter a 45-day option to purchase up to an additional 330,000 common shares and/or warrants to purchase up to an additional 231,000 common shares, to cover over-allotments, if any. The warrants are exercisable immediately and expire five years following issuance at an exercise price of US$7.10 per share. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a “net” or “cashless” basis in accordance with a customary formula but do not contain an alternate cashless exercise feature contained in our previously issued Series B common shares purchase warrants. The warrants will not be listed on any stock exchange.

The Offering was completed on December 14, 2015. Prior to closing, the underwriter exercised its over-allotment option with respect to the warrants to acquire an additional 231,000 common shares, resulting in the issuance by the Corporation, at closing, of 3.0 million common shares and warrants to acquire an aggregate of 2,331,000 common shares, generating net proceeds of approximately US$15.0 million.

The Corporation disclosed in the Offering that it intends to use the net proceeds to continue to fund its ongoing drug development activities, for the potential addition of commercialized products to the Corporation’s portfolio, and for general corporate purposes, for working capital and to fund negative cash flow.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9	Date of Report

December 15, 2015.